October 16, 2018

Paul Siebenmorgen
President and Chief Executive Officer
Farmers & Merchants Bancorp, Inc.
307 N. Defiance Street
Archbold, OH 43502

       Re: Farmers & Merchants Bancorp, Inc.
           Registration Statement on Form S-4
           Filed October 9, 2018
           File No. 333-227757

Dear Mr. Siebenmorgen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services